EXHIBIT 1

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management of ATI Technologies Inc. is responsible for the integrity of the accompanying Consolidated Financial Statements and all other information in this Annual Report. The Consolidated Financial Statements have been prepared by Management in accordance with accounting principles generally accepted in Canada. The preparation of the Consolidated Financial Statements necessarily involves the use of estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information presented in this Annual Report is consistent with the Consolidated Financial Statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, Management believes that it has established appropriate systems of internal accounting controls that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, Management recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through careful selection and training of personnel and the adoption and communication of financial and other relevant policies.

The Board of Directors discharges its responsibilities with respect to the Consolidated Financial Statements primarily through the activities of its Audit Committee, which is composed entirely of directors who are not employees of the Company. This committee meets quarterly with Management and at least twice annually with the Company’s independent auditors to review the Company’s reported financial performance and to discuss audit, internal control, accounting policy and financial reporting matters. The Consolidated Financial Statements were reviewed by the Audit Committee and approved by the Board of Directors.

The financial statements have been audited by KPMG LLP, who were appointed by the shareholders at the last Annual General Meeting of Shareholders. Their report is presented herein.

K.Y. Ho (signed) Chairman and CEO September 29, 2003	David E. Orton (signed) President and COO	Terry Nickerson (signed) Senior Vice President and CFO

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants (signed)
Toronto, Canada
September 29, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Years ended August 31 (In thousands of U.S. dollars, except per share amounts)	2003	2002	2001

		(Restated)	(Restated)
REVENUES	$1,385,293	$1,015,779	$1,040,365
Cost of goods sold	952,001	682,385	799,038

Gross margin	433,292	333,394	241,327

EXPENSES
Selling and marketing	96,925	77,920	75,594
Research and development	212,976	164,609	149,465
Administrative	39,413	35,662	37,261
Amortization and write-down of
goodwill and intangible assets (note 6)	10,767	97,501	114,507
Other charges (note 15)	28,724	–	–

	388,805	375,692	376,827

Income (loss) from operations	44,487	(42,298)	(135,500)
Interest and other income, net (note 7)	4,382	732	64,131
Interest expense (note 10)	(1,899)	(659)	(1,180)

Income (loss) before income taxes	46,970	(42,225)	(72,549)
Income taxes (recovery) (note 12)	11,741	6,854	(18,760)

NET INCOME (LOSS)	35,229	(49,079)	(53,789)
RETAINED EARNINGS, beginning of year	68,797	117,876	199,956
Adjustment to opening retained earnings:
Accounting change (note 1(q)(i))	–	–	(2,651)
Change in accounting policy for income taxes (note 1(q)(iv))	–	–	(25,640)

	–	–	(28,291)

Retained earnings, end of year	$104,026	$68,797	$117,876

NET INCOME (LOSS) PER SHARE (note 13):
Basic	$0.15	$(0.21)	$(0.23)
Diluted	0.14	(0.21)	(0.23)

WEIGHTED AVERAGE NUMBER OF SHARES (000’s)
Basic	238,251	234,895	230,880
Diluted	244,353	234,895	230,880

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

August 31 (In thousands of U.S. dollars)	2003	2002

		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$300,905	$187,126
Short-term investments	49,784	49,801
Accounts receivable	234,548	141,126
Inventories (note 3)	176,494	192,121
Prepayments and sundry receivables	31,753	21,806
Future income taxes (note 12)	3,772	3,630

Total current assets	797,256	595,610
Capital assets (note 4)	86,890	95,838
Intangible assets (note 6)	8,811	21,858
Goodwill (note 6)	190,095	187,815
Long-term investments (note 7)	3,960	7,405
Tax credits recoverable	21,181	–
Future income taxes (note 12)	7,865	844

Total assets	$1,116,058	$909,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 8)	$–	$12,015
Accounts payable	191,196	172,093
Accrued liabilities	136,709	49,421
Deferred revenue (note 9)	37,669	250
Current portion of long-term debt (note 10)	1,394	568
Future income taxes (note 12)	–	3,459

Total current liabilities	366,968	237,806
Long-term debt (note 10)	28,073	15,798
Future income taxes (note 12)	21,408	12,588

Total liabilities	416,449	266,192
Shareholders’ equity (note 11):
Share capital:
Authorized:
Unlimited preferred shares
Unlimited common shares
Issued and outstanding:
241,742,113 common shares (2002 – 236,870,685)	582,454	561,477
Contributed surplus	4,855	4,630
Retained earnings	104,026	68,797
Currency translation adjustments	8,274	8,274

Total shareholders’ equity	699,609	643,178

Total liabilities and shareholders’ equity	$1,116,058	$909,370

Commitments and contingencies (notes 3, 15, 17 and 21) Subsequent event (note 22) See accompanying notes to Consolidated Financial Statements. On behalf of the Board:
K.Y. Ho (signed) Director	James D. Fleck (signed) Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31 (In thousands of U.S. dollars)	2003	2002	2001

		(Restated)	(Restated)
CASH PROVIDED BY (USED IN):
Operating activities:
Net income (loss)	$35,229	$(49,079)	$(53,789)
Items which do not involve cash:
Tax credit recoverable	(21,181)	–	–
Future income taxes	(1,802)	1,223	(18,430)
Depreciation and amortization	34,705	120,422	135,462
Other charges	1,400	–	–
Loss (gain) on investments	(3,876)	3,355	(61,216)
Unrealized foreign exchange loss	3,637	620	431
Change in non-cash operating working capital:
Accounts receivable	(93,422)	(23,109)	42,854
Inventories	15,627	(80,203)	145,670
Prepayments and sundry receivables	(8,678)	(678)	12,487
Accounts payable	19,103	91,916	(104,189)
Accrued liabilities	87,288	1,662	686
Deferred revenue	37,419	(104)	(3,304)
Income taxes payable	–	(9,083)	5,281

	105,449	56,942	101,943
Financing activities:
Increase (decrease) in bank indebtedness	(12,015)	3,266	8,749
Addition to long-term debt	10,709	–	–
Principal payments on long-term debt	(1,064)	(312)	–
Settlement of swap contract	(1,365)	–	–
Issue of common shares	20,977	12,495	4,687
Repayment of share purchase loans	225	362	–

	17,467	15,811	13,436
Investing activities:
Purchase of short-term investments	(49,784)	(54,233)	(45,000)
Maturity of short-term investments	49,649	49,584	4,403
Additions to capital assets	(16,390)	(30,111)	(31,091)
Purchase of long-term investments	(2,460)	–	(2,500)
Proceeds from sale of long-term investments	10,029	–	65,061
Acquisitions, net of cash acquired (note 5)	–	(22,118)	(9,201)

	(8,956)	(56,878)	(18,328)
Foreign exchange loss on cash held in foreign currency	(181)	(204)	(431)

INCREASE IN CASH AND CASH EQUIVALENTS	113,779	15,671	96,620
CASH AND CASH EQUIVALENTS, beginning of year	187,126	171,455	74,835

CASH AND CASH EQUIVALENTS, end of year	300,905	187,126	171,455
Short-term investments	49,784	49,801	45,000

CASH POSITION, end of year	$350,689	$236,927	$216,455

Supplemental cash flow information (note 19) See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The principal business activities of ATI Technologies Inc. (the “Company“) are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

NOTE 1. Significant accounting policies

(a) Basis of presentation
These Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in U.S. dollars. No material differences would result if these Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission, except as disclosed in note 20.

(b) Principles of consolidation
These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries, as well as the Company’s 50% ownership in a joint venture to own an office building in Markham, Ontario. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents and short-term investments
Cash and cash equivalents include highly liquid instruments with a maturity of less than 90 days from the acquisition date. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair values. The Company’s short-term investments include: (i) highly liquid instruments with a maturity date of 90 days or more but less than one year from the acquisition date that are carried at cost, which approximates their fair values; and (ii) publicly traded common stock that is held for sale and which is carried at the lower of cost and market.

(d) Inventories
Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(e) Capital assets
Capital assets are recorded at cost, net of related investment tax credits, and are depreciated over their estimated useful lives. Estimated useful lives for principal asset categories are as follows:

Asset	Method	Rate

Building	Diminishing balance	5%
Building under capital lease	Straight line	15 years
Laboratory and computer equipment	Diminishing balance/straight line	331/3%/over one to five years
Computer software	Diminishing balance/straight line	50%/over two to three years
Production equipment	Diminishing balance/straight line	20%/over one year
Office equipment	Diminishing balance/straight line	20%/over three years
Leasehold improvements	Straight line	Over term of lease

(f) Goodwill from business combinations
For business combinations prior to July 1, 2001, goodwill was amortized on a straight-line basis over five to seven years. Prior to September 1, 2002, the Company assessed the recoverability of goodwill based on undiscounted expected future cash flows. Goodwill acquired in business combinations subsequent to June 30, 2001 has not been amortized.

Effective September 1, 2002, the Company fully adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets.” From that date, the Company discontinued amortization of all existing goodwill. The Company reviewed existing intangible assets, including estimates of remaining lives, and has reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform with the new criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

In connection with Section 3062’s transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2003 and has determined that no impairment existed as of September 1, 2002.

Upon adopting these standards on September 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying value to its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. To the extent a reporting unit’s carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. During the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards of Section 3062 and determined that there was no goodwill impairment in fiscal 2003.

Effective September 1, 2002, the Company had unamortized goodwill of $190.1 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss)	$35,229	$(49,079)	$(53,789)
Add back goodwill amortization	–	74,014	76,284

Income before goodwill amortization	$35,229	$24,935	$22,495

Basic net income (loss) per share:
As reported	$0.15	$(0.21)	$(0.23)
Before goodwill amortization	0.15	0.11	0.10
Diluted net income (loss) per share:
As reported	$0.14	$(0.21)	$(0.23)
Before goodwill amortization	0.14	0.10	0.09

(g) Intangible assets Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

Purchased in-process research and development	1 year
Core technology	2 – 7 years

(h) Impairment of long-lived assets
The Company reviews capital and intangible assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

(i) Long-term investments
Investees over which the Company does not have control or significant influence are accounted for by the cost method.

The Company regularly reviews the carrying values of its long-term investments. Should there be a decline in value of the Company’s long-term investments that is other than a temporary decline, the Company measures the amount of the write-down based on the fair value of the shares of the investee and charges such write-down to the consolidated statements of operations and retained earnings.

(j) Revenue recognition
Revenue is recognized when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable, and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. In addition, the Company provides for the estimated cost of product warranties at the time of revenue recognition.

For all sales, the Company uses a binding purchase order and, in certain cases, uses a contractual agreement as evidence of an arrangement. The Company considers delivery to occur upon shipment, provided risk and rewards of ownership have passed to the customer. At the point of sale, the Company assesses whether the selling price is fixed and determinable and whether collection is reasonably assured. If the Company determines that collection is not reasonably assured, the Company defers recognition of the revenue until collection becomes reasonably assured, which is generally upon receipt of cash.

The Company follows the percentage of completion method of accounting for contracts requiring the Company to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts are recognized when identified.

(k) Foreign currency translation
The Company’s subsidiaries are accounted for as integrated foreign operations. Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the prevailing rates approximating those at the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates. The resulting net gain or loss is included in the consolidated statements of operations and retained earnings.

(l) Research and development (“R&D”) expenditures
Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date. R&D costs are reduced by related investment tax credits.

(m) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and undeducted R&D pools. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the year that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or recovery is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(n) Income (loss) per share
Basic income (loss) per share has been calculated by dividing the net income or loss for the year by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted income (loss) per share. Diluted income (loss) per share is computed similar to basic income (loss) per share except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting year.

(o) Stock options
The Company has share option plans, which are described in note 11. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Effective September 1, 2002, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. No restatement of prior periods was required as a result of the adoption of the new standard. Consideration paid by employees on the exercise of stock options is recorded as share capital. See note 11 for the pro forma disclosure, as required by this standard.

(p) Use of estimates
The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting years presented. Significant estimates are used in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of intangible assets, valuation of long-term investments, realization of future tax assets and estimates for sales returns and allowances, price protection and sales rebates. Actual results could differ from those estimates.

(q) Accounting changes
(i) During fiscal 2003, the Company reviewed its revenue recognition accounting policy as it is applied to the shipment of products to its customers. Following this review, the Company corrected the application of its revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risks and rewards of ownership have been transferred to the customer. This change and the related income tax effect have been applied retroactively. The financial statements of all prior periods presented for comparative purposes have been restated to give effect to this change. The impact of this change on prior years is as follows:

	2002	2001

Revenues:
As previously reported	$1,021,722	$1,037,809
Restated	1,015,779	1,040,365
Net loss for the year:
As previously reported	(47,465)	(54,205)
Restated	(49,079)	(53,789)
Net loss per share:
Basic:
As previously reported	(0.20)	(0.23)
Restated	(0.21)	(0.23)
Diluted:
As previously reported	(0.20)	(0.23)
Restated	(0.21)	(0.23)

For the year ended August 31, 2003, as a result of this change, revenues, net income, basic net income per share and diluted net income per share have been increased by $22.0 million, $3.8 million, $0.02 basic and $0.01 diluted per share, respectively. Opening retained earnings for the Company’s 2001 financial year has been decreased by $2.7 million to give effect to this change.

(ii) Disposal of long-lived assets and discontinued operations:
In December 2002, the CICA issued Handbook Section 3063, “Impairment or Disposal of Long-lived Assets,” and revised Section 3475, “Disposal of Long-lived Assets and Discontinued Operations.” These sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment,” and Section 3475, “Discontinued Operations.” The new standards are consistent with U.S. GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held-for-use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held-for-sale and for these assets to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations.

The Company applied the revised Section 3475 to disposal activities initiated on or after May 1, 2003. Section 3063 is effective for the Company’s 2004 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

(iii) Guarantees:
In December 2002, the CICA approved Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees. The guideline is generally consistent with the disclosure requirements for guarantees under U.S. GAAP. The guideline does not apply to product warranties or the measurement requirements under U.S. GAAP.

The Company has fully adopted this guideline as of March 1, 2003. See note 14 for the disclosures required by this standard.

(iv) Income taxes:
Effective September 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the asset and liability method. The cumulative effect of adopting the new standard, as of September 1, 2000, resulted in a decrease in intangible assets of $6.0 million, an increase in net future tax liability of $19.6 million and a decrease in opening retained earnings for fiscal 2001 of $25.6 million.

As a result of adopting the new accounting rules in fiscal 2001, an income tax recovery of $16.3 million was recorded. This recovery resulted from the realization of the future tax liability associated with intangible assets, other than goodwill, related to the Company’s acquisitions.

(r) Recently issued accounting pronouncements
(i) Generally accepted accounting principles:
In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for the Company’s 2005 fiscal year, with early adoption encouraged. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

(ii) Asset retirement obligations:
In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for the Company’s 2005 fiscal year, with early adoption encouraged. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

(iii) Consolidation of variable interest entities:
In June 2003, the CICA approved Accounting Guideline AcG-15, which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective for the Company’s 2005 second quarter, except for certain disclosure requirements which would be required for the Company’s 2004 third quarter. Early adoption is encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

NOTE 2. Financial instruments

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments, accounts receivable and sundry receivables. The Company invests only in high-quality cash and cash equivalents and short-term investments. A majority of the Company’s accounts receivable is derived from sales to original equipment manufacturers, add-in-board manufacturers, original design manufacturers, distributors and retailers in the personal computer industry. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, a significant portion of the total accounts receivable is insured against possible losses. The Company maintains adequate reserves for potential credit losses as estimated by management.

The joint venture, Commerce Valley Realty Holdings Inc. (“CVRH”), in which the company has a 50% ownership, entered into an interest rate swap contract in fiscal 2001 to hedge its exposure to the interest rate risk applicable to its mortgage for the building facility in Markham, Ontario. This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the balance sheet and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense, over the term of the mortgage (note 18).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The carrying amounts of cash equivalents, short-term investments, accounts receivable, sundry receivables, bank indebtedness and accounts payable and accrued liabilities approximate their fair market values because of the short-term nature of these instruments.

The fair values of the obligation under capital lease and mortgage payable approximate their carrying values.

The financial conditions, operating results and cash flows of the Company may be materially and adversely impacted by a substantial weakening of the U.S. dollar against local currencies as the Company’s long-term debt and a significant amount of its operating expenses are paid in local currencies other than the U.S. dollar. The Company does not enter into foreign currency forward contracts to hedge its exposure to currency fluctuations. However, the Company assesses the need to use derivative instruments to manage its foreign exchange risk on an ongoing basis.

NOTE 3. Inventories

	2003	2002

		(Restated)
Raw materials	$153,240	$127,683
Work in process	7,110	25,603
Finished goods	16,144	38,835

	$176,494	$192,121

At August 31, 2003, the Company had non-cancellable inventory purchase commitments totaling $23.3 million. NOTE 4. Capital assets

2003	Cost	Accumulated depreciation	Net book value

Land	$1,909	$–	$1,909
Building	13,572	4,020	9,552
Building under capital lease	33,268	3,140	30,128
Laboratory and computer equipment	66,350	40,334	26,016
Computer software	23,736	18,645	5,091
Production equipment	2,745	1,551	1,194
Office equipment	8,835	3,593	5,242
Leasehold improvements	10,759	3,001	7,758

	$161,174	$74,284	$86,890

2002	Cost	Accumulated depreciation	Net book value

Land	$1,909	$–	$1,909
Building	8,353	2,320	6,033
Building under capital lease	33,268	924	32,344
Laboratory and computer equipment	77,711	47,758	29,953
Computer software	34,645	25,603	9,042
Production equipment	6,355	3,977	2,378
Office equipment	8,983	3,235	5,748
Leasehold improvements	9,591	1,160	8,431

	$180,815	$84,977	$95,838

Depreciation expense related to capital assets amounted to $23.9 million in fiscal 2003 (2002 – $22.9 million; 2001 – $21.0 million)

NOTE 5. Acquisitions

(a) Acquisition of NxtWave Communications Inc.
On June 28, 2002, the Company acquired NxtWave Communications Inc. (“NxtWave”) for cash consideration of $20.2 million. NxtWave is in the business of delivering broadband communications silicon using proprietary digital signal processing technologies adapted for applications in digital terrestrial and cable receivers. The acquisition was accounted for using the purchase method, whereby the results of operations of NxtWave have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the net assets acquired were as follows:

Net assets:
Current assets, including cash of $165	$538
Capital assets	899
Non-current assets	59
Purchased in-process R&D	5,300
Core technology	9,200
Goodwill	4,678
Liabilities assumed	(459)

Cash consideration	$20,215

Purchased in-process R&D and core technology are being amortized as follows:

Purchased in-process R&D	1 year
Core technology	2 – 5 years

(b) Acquisition of FGL Graphics
On March 30, 2001, the Company acquired FGL Graphics, the professional graphics division of SONICblue Ltd. FGL Graphics, which develops and markets the FireGL™ brand of OpenGL-based graphics accelerators, is a provider of solutions of NT and Linux workstation markets. The acquisition was accounted for using the purchase method, whereby the results of operations of FGL Graphics have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the assets acquired were as follows:

Inventories	$3,528
Capital assets	200
Prepayments	68
Core technology	7,473

Cash consideration	$11,269

Under the terms of the agreement, SONICblue Ltd. was eligible to receive additional consideration of up to $7.3 million in cash, contingent upon FGL Graphics achieving certain future performance targets from the closing date to December 31, 2001. The entire amount of this $7.3 million was subsequently paid and allocated to core technology (2002 – $2.1 million; 2001 – $5.2 million).

The core technology is being amortized on a straight-line basis over a two-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

NOTE 6. Intangible assets and goodwill

The net book values of intangible assets and goodwill acquired are as follows:

2003	Cost	Accumulated amortization	Net book value

Purchased in-process R&D	$56,250	$56,250	$–
Core technology	31,144	22,333	8,811

Total intangible assets	$87,394	$78,583	$8,811

Goodwill	$376,788	$186,693	$190,095

2002	Cost	Accumulated amortization	Net book value

Purchased in-process R&D	$56,250	$51,833	$4,417
Workforce	4,400	2,120	2,280
Core technology	31,144	15,983	15,161

Total intangible assets	$91,794	$69,936	$21,858

Goodwill	$372,388	$184,573	$187,815

Amortization expense and write-downs of goodwill and intangible assets are as follows:

	2003	2002	2001

Goodwill:
Amortization expense	$–	$73,134	$75,404
Write-down	–	10,319	–

	–	83,453	75,404

Intangible assets:
Amortization expense	10,767	8,963	34,592
Write-down	–	5,085	4,511

	10,767	14,048	39,103

	$10,767	$97,501	$114,507

NOTE 7. Long-term investments

	2003	2002

Share investments	$3,960	$7,405

Share investments consist of investments in other companies in which the Company has ownership interests ranging from approximately 1.2% to 13.2%.

During fiscal 2003, the Company acquired a 13.2% interest in a private technology-based company.

During fiscal 2003, the Company disposed of all its remaining shares in Broadcom Corp. (“Broadcom”), realizing a gain in the aggregate amount of $3.8 million.

During fiscal 2002, the Company disposed of a certain long-term investment and realized a loss of $0.3 million. In addition, the Company wrote down the remaining balance of this investment by the amount of $0.5 million to reflect the other than temporary decline in its value. The entire balance of the above-mentioned investment, which had a net book value of $0.2 million, was then reclassified as short-term investments as the Company no longer intended to hold the investment for long-term purposes. The Company sold the investment in 2003.

During fiscal 2002, the Company received an additional 107,387 shares of Broadcom, valued at $2.1 million, as a result of the release of escrow shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc. (“SiByte”) by Broadcom in the preceding fiscal year. On August 31, 2002, the Company wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

During fiscal 2001, the Company wrote down the value of certain of its long-term investments by an aggregate of $2.1 million to reflect the other than temporary decline in their value.

During fiscal 2001, the Company exchanged all of its share investment in SiByte for 494,295 shares of Broadcom as a result of the purchase of SiByte by Broadcom. The Company later sold these shares of Broadcom, realizing a gain of approximately $54.9 million. In addition, the Company earned an additional 250,701 shares of Broadcom, valued at $8.5 million, during fiscal 2001 as a result of the achievement of certain performance targets by SiByte pursuant to the terms of the purchase agreement.

Gains and losses from long-term investments are included in interest and other income in the consolidated statements of operations and retained earnings.

NOTE 8. Bank indebtedness

At August 31, 2003, the Company had available bank credit facilities of $25.4 million (2002 – $101.0 million). The credit facilities are secured by way of general security agreements and personal property, covering the cash, credit balances and deposit instruments of the Company. Interest rates on the credit facilities vary and are based on the bank’s U.S. base rate, Canadian bank prime rate or the LIBOR rate. At August 31, 2003 and 2002, there were no borrowings outstanding under these facilities. The bank indebtedness of $12.0 million at August 31, 2002 pertains to the CVRH joint venture.

Aggregate commitment fees and standby fees of $30,000 (2002 – $15,000; 2001 – $17,000) were paid in 2003. Standby fees are calculated at the rate of 0.125% per annum on the unused portion of the facilities.

NOTE 9. Deferred revenue

Deferred revenue, at August 31, 2003, includes $37.5 million, which represents milestone payments made by or owing from certain customers in connection with custom development arrangements entered into by the Company during fiscal 2003.

NOTE 10. Long-term debt

	Interest rate	2003	2002

Obligation under capital lease (a)	6.31%	$17,785	$16,366
Mortgage payable (b)	6.96%	11,682	–

		29,467	16,366
Less current portion		1,394	568

		$28,073	$15,798

(a) Obligation under capital lease
The Company’s obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario.

(b) Mortgage payable
On September 10, 2002, CVRH, the joint venture in which the Company has a 50% ownership interest, entered into a mortgage agreement with a lender to finance the building facility occupied by the Company in Markham, Ontario. The Company’s proportionate share of the mortgage as at August 31, 2003 amounted to $11.7 million (Cdn. $16.2 million), and the mortgage has a repayment term of 12 years, bearing interest at a rate of 6.96% per annum. The underlying mortgage is denominated in Canadian dollars.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(c) The Company’s obligations under the mortgage and capital lease are as follows:

Year ended August 31:
2004	$3,277
2005	3,277
2006	3,277
2007	3,351
2008	3,455
Thereafter through 2017	27,155

Total minimum lease payments	43,792
Less amount representing interest	14,325

Present value of net minimum payments on long-term debt	29,467
Less current portion of long-term debt	1,394

$28,073

Interest of $1.1 million and $0.7 million relating to capital lease obligation and mortgage payable, respectively, is included in interest expense for fiscal 2003 (2002 – $0.4 million and nil; 2001 – nil).

NOTE 11. Shareholders’ equity

(a) Common shares issued and outstanding

	Number	Amount

Outstanding, August 31, 2000	229,436,267	$557,044
Issued for cash	2,767,962	4,687
Cancellation of shares	(85,555)	(10,514)

Outstanding, August 31, 2001	232,118,674	551,217
Issued for cash	4,828,136	12,495
Cancellation of shares	(76,125)	(2,235)

Outstanding, August 31, 2002	236,870,685	561,477
Issued for cash	4,871,428	20,977

Outstanding, August 31, 2003	241,742,113	$582,454

(b) Preferred shares
An unlimited number of preferred shares, ranking in priority upon distribution of assets over common shares, may be issued in series with additional provisions as fixed by the Board of Directors.

No preferred shares have been issued to date.

(c) Common share option plans
The Company maintains a share option plan (the “ATI Plan”) for the benefit of directors, officers and employees. The ATI Plan, as amended, provides that the aggregate number of common shares available for issuance pursuant to options granted under the ATI Plan and all other share compensation arrangements are limited to 47,000,000 common shares. In general, the maximum number of common shares reserved for issuance in respect of any one individual may not exceed 5%, and in respect of insiders of the Company, may not exceed 10% of the number of common shares issued and outstanding.

Options are granted under the ATI Plan at the discretion of the Board of Directors at exercise prices determined as the weighted average of the trading prices of the Company’s common shares on The Toronto Stock Exchange or NASDAQ for the five trading days preceding the effective date of the grant. In general, options granted under the ATI Plan vest over a period of up to four years from the grant date and expire by no later than the seventh anniversary of the date of grant.

When the Company acquired ArtX, it assumed the ArtX common shares options plan (the “ArtX Plan”). The Company maintains the ArtX Plan for the benefit of directors, officers, employees and consultants. The ArtX Plan provides that the aggregate number of common shares available for issuance pursuant to options granted under the ArtX Plan and all other share compensation arrangements are limited to 8,007,599 common shares for both incentive stock options (“ISO”) and non-qualified stock options.

In general, options granted under the ArtX Plan vest immediately or within specified times or events as determined by the Board of Directors, which is normally over a five-year period, and expire by the tenth anniversary of the date of grant. If the person obtaining the options owns more than 10% of the total combined voting power of all classes of stock (10% shareholder), then the options will be exercisable after the expiration of five years from the date of grant.

Options were granted under the ArtX Plan at the discretion of the Board of Directors at exercise prices determined as no less than 85% of the fair market value of the shares on the date of grant provided that the exercise price of an ISO will not be less than 100% of the fair market value of the shares on the date of grant and the exercise price of any option granted to a 10% shareholder is no less than 110% of the fair market value of the shares on the date of grant.

Under an incentive plan entered into in June 2002, the Company provided certain employees with a performance incentive, consisting of a combination of cash and options, the receipt of which was conditional upon the Company entering into a specified business arrangement with a third party by April 2003, later extended to July 28, 2003. The cash portion of the incentive consisted of three equal payments of $2.7 million, with each payment to be made upon achievement of specified milestones under the arrangement with the third party. Under the plan, the employees were also granted options to purchase 2.6 million common shares at an exercise price of $6.96 per share. The options vest at 25% on the first anniversary of the grant date and thereafter at 6.25% per quarter and are only exercisable in the event the Company is successful in entering into the arrangement. In February 2003, the Company successfully entered into the business arrangement with the third party and all the conditions under the plan were determined to have been met in July 2003. As a result, the first payment of the cash portion of the incentive, in the amount of $2.7 million, was made during the fourth quarter of fiscal 2003. The remaining cash consideration of $5.4 million was accrued as at August 31, 2003 and will be expensed for accounting purposes as the employees earn the amounts. No compensation expense was recorded in fiscal 2002 and 2003 in connection with these options.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

	2003		2002		2001

	Number of options outstanding	Weighted average price	Number of options outstanding	Weighted average price	Number of options outstanding	Weighted average price

Options outstanding,
beginning of year	32,813,005	$7.18	29,109,372	$5.37	24,823,960	$5.77
Grant of additional options	907,550	4.89	9,881,474	10.40	11,148,703	5.32
Cancellation of options	(1,117,276)	9.03	(1,349,705)	7.76	(4,095,329)	8.31
Exercise of options	(4,871,428)	4.10	(4,828,136)	2.60	(2,767,962)	1.68

Options outstanding, end of year	27,731,851	8.31	32,813,005	7.18	29,109,372	5.37

Exercisable, end of year	15,727,485	$8.35	12,608,053	$6.54	9,960,010	$4.77

As at August 31, 2003, the range of exercise prices for options outstanding and exercisable (vested) are as follows:

Price range	Number of options outstanding	Weighted average life (years)	Weighted average price	Number of options exercisable	Weighted average price

$ 0.09 – $ 0.93	2,697,554	6.15	$0.32	2,275,191	$0.32
$ 3.94 – $ 5.87	7,691,866	4.72	4.99	3,477,156	5.04
$ 6.14 – $ 9.21	7,634,869	4.23	7.91	4,359,216	8.52
$ 9.56 – $13.89	4,723,508	4.06	11.79	2,588,895	11.45
$14.75 – $16.88	4,984,054	3.90	15.11	3,057,027	15.25

	27,731,851	4.47	$8.31	15,727,485	$8.35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

As at August 31, 2003, the price range of $0.09 to $0.93, as noted above, represents all of the options relating to the ArtX Plan. All other options outstanding or exercisable relate to the ATI Plan. During the year ended August 31, 2003, 777,423 options relating to the ArtX Plan were exercised at a weighted average price of $0.30 and 11,272 options were cancelled at a weighted average price of $0.31.

For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the fair value of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company’s income per share would have been reported as the pro forma amounts indicated below:

Net income, as reported	$35,299
Pro forma adjustment for stock-based compensation	(525)

Pro forma net income	$34,704

Pro forma net income per share:
Basic	$0.15
Diluted	0.14

The weighted average estimated fair values at the date of grant for the options granted for fiscal 2003 was $2.65 per share. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.1%
Dividend yield	0.0%
Volatility factor of the expected market price of the Company’s common shares	71.1%
Weighted average expected life of the options	4.2 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

(d) Contributed surplus
During 2003, an employee reimbursed $0.2 million (2002 – $0.4 million) to the Company for a loan receivable the Company assumed when it acquired ArtX. This transaction was recorded as contributed surplus.

During 2002, the Company cancelled for no consideration 134,200 options and 76,125 common shares with a total carrying value of $2.2 million. This transaction was recorded as contributed surplus.

NOTE 12. Income taxes

Income (loss) before income taxes consist of the following:

	2003	2002	2001

		(Restated)	(Restated)
Income (loss) before income taxes:
Canadian	$2,081	$978	$(14,393)
Foreign	44,889	(43,203)	(58,156)

Income (loss) before income taxes	$46,970	$(42,225)	$(72,549)

The income tax expense (recovery) consists of the following:

	2003	2002	2001

		(Restated)	(Restated)
Current:
Canadian	$9,572	$(875)	$–
Foreign	3,971	6,506	(330)
Future:
Canadian	2,234	4,747	(4,202)
Foreign	(4,036)	(3,524)	(14,228)

Income tax expense (recovery)	$11,741	$6,854	$(18,760)

The following is a summary of the components of the future tax assets and liabilities:

	2003	2002

FUTURE INCOME TAXES
Assets:
Accounting depreciation in excess of tax depreciation	$981	$913
Accounting provisions not deductible for tax purposes	5,111	6,639
Tax benefit of loss carryforwards and undeducted R&D pools	40,490	37,007
Other	4,650	201

Total gross future tax assets	51,232	44,760
Valuation allowance	(39,595)	(40,286)

Net future tax assets	11,637	4,474
Liabilities:
Tax depreciation in excess of accounting depreciation	9,323	7,370
Investment tax credits taxable in future years	11,241	6,154
Intangible assets	844	2,523

Total gross future tax liabilities	21,408	16,047

	$(9,771)	$(11,573)

Income tax expense (recovery) in the consolidated statements of operations and retained earnings varies from the amount that would be computed by applying the basic Canadian federal and provincial income tax rates to income before income taxes, as shown in the following table:

	2003	2002	2001

		(Restated)	(Restated)
Income (loss) before income taxes	$46,970	$(42,225)	$(72,549)

Income taxes (recovery) at Canadian rates	$17,379	$(16,641)	$(30,920)
Reduction of Canadian taxes applicable to
manufacturing and processing activities	(83)	(54)	1,067
Tax effect of:
Non-deductible amortization of intangible assets	–	31,696	32,248
Utilization of provincial research and development tax incentives	(2,076)	(1,733)	(1,696)
Non-taxable portion of capital (gains) losses	–	1,022	(26,487)
Foreign jurisdictions	(7,238)	(4,421)	100
Change in beginning of the year balance of the
valuation allowance for future tax assets	(691)	(4,501)	13,942
Other	4,450	1,486	(7,014)

	$11,741	$6,854	$(18,760)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Canadian income taxes were not provided for on undistributed income for certain non-Canadian subsidiaries. The Company intends to reinvest this income indefinitely in operations outside Canada.

As at August 31, 2003, the Company had $95.3 million of net operating losses for income tax purposes. Income tax benefits have not been recognized in these financial statements for a significant portion of these losses. These losses will begin to expire commencing in 2008.

NOTE 13. Net income (loss) per share

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted income (loss) per share:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss)	$35,299	$(49,079)	$(53,789)

Weighted average number of common shares outstanding (000’s):
Basic	238,251	234,895	230,880
Effect of stock options	6,102	–	–

Diluted	244,353	234,895	230,880

Net income (loss) per share:
Basic	$0.15	$(0.21)	$(0.23)
Diluted	0.14	(0.21)	(0.23)

As at August 31, 2003, certain options that are anti-dilutive were excluded from the calculation.

As at August 31, 2002, options to purchase 32,813,005 (2001 – 29,109,372) shares of common stock with a weighted average exercise price of $7.18 (2001 – $5.37) were outstanding but were not included in the calculation of diluted loss per share because the Company had a loss for that year and to do so would have been anti-dilutive.

NOTE 14. Guarantee

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment on the building facility occupied by the Company in Markham, Ontario. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.2 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of August 31, 2003, the outstanding amount of the mortgage stood at $23.4 million (Cdn. $32.4 million).

In addition, the Company posted a letter of credit in the amount of $2.2 million (Cdn. $3.0 million) in favor of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of five years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

NOTE 15. Other charges Other charges incurred in fiscal 2003 are comprised of the following items:

Settlement of class action lawsuits (a)	$4,670
Regulatory matters (b)	5,828
Restructuring charge – European operations (c)	6,542
Lease exit charge (d)	2,684
Settlement of patent litigation with Cirrus Logic, Inc. (e)	9,000

$28,724

(a) Settlement of class action lawsuits
On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement, which received final Court order on April 28, 2003, included no admission of liability or wrongdoing by the Company or other defendants. No party timely appealed the Court’s order.

During the fourth quarter of fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

(b) Regulatory matters
In January 2003, the Company announced that staff of the Ontario Securities Commission (“OSC”) had filed a Notice to Hearing and Statement of Allegations (“Notice”) in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenue and income that occurred in the third quarter of fiscal 2000, as required by the listing rules of The Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. A hearing has been scheduled for February – March 2004.

The Company has incurred external charges in connection with the matter totaling $5.8 million during the year ended August 31, 2003.

(c) Restructuring charge – European operations
The following table details the activity through the restructuring liabilities accrual for the year ended August 31, 2003:

Provision	$5,142
Cash payments	(896)

Balance, August 31, 2003	$4,246

(i) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited (“ATEL”), its subsidiary in Dublin, Ireland. The Company has shifted its European business model from direct selling to marketing its graphic chip technology to original design manufacturers and add-in-board partners serving European original equipment manufacturers. The transition has resulted in the redundancy of the operations in Dublin.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

In accordance with the former Handbook Section 3475, the Company recorded a pre-tax charge of $2.8 million related to the closure of ATEL in the second quarter of the year. The following table details the components of the charge:

Exit and other costs	$1,365
Asset impairment (non-cash)	1,400

$2,765

The asset impairment is due to the write-down of the building facility in Dublin, Ireland to fair value less cost to sell. The building facility, which has a fair value of $1.9 million, is included in the capital assets for financial statement presentation purposes.

The Company completed the major components of its exit plan for ATEL in July 2003 and expects to pay out the cash portion of the restructuring charge by September 2003.

(ii) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL™ product division located in Starnberg, Germany, in order to consolidate its R&D activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH based on the revised Handbook Section 3475.

The Company expects to complete the major components of its exit plan for ATI Research GmbH by December 2003.

(d) Lease exit charge
During fiscal 2003, the Company determined that it would exit certain leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge.

In addition, the Company recorded a further charge of $0.3 million during fiscal 2003 related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

(e) Settlement of patent litigation with Cirrus Logic, Inc.
In May 2003, Cirrus Logic (“Cirrus”) brought suit against the Company in the United States District Court for the Western District of Texas, Austin Division, for infringement of a Cirrus patent relating to graphics processor technology. In addition, a separate patent infringement suit relating to a different Cirrus Logic patent has been pending in the United States District Court for the Northern District of California, San Francisco Division, since July 1998.

Subsequent to the year-end the Company and Cirrus announced they have entered into a cross-license agreement and have settled all outstanding litigation between the companies.

Under the settlement agreement, all outstanding claims and counterclaims in both lawsuits between Cirrus and the Company were dismissed. In connection with the settlement, Cirrus will transfer to the Company a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, and the Company will pay Cirrus $9.0 million.

NOTE 16. Segmented information

The Company operates in one primary operating segment, that being the design, manufacture and sale of 3D graphics and digital media silicon solutions

	2003	2002	2001

		(Restated)	(Restated)
Revenues:
Canada	$20,065	$15,441	$23,380
United States	258,545	290,575	325,742
Europe	113,193	154,712	253,974
Asia-Pacific	993,490	555,051	437,269

Consolidated revenues	$1,385,293	$1,015,779	$1,040,365

	2003	2002	2001

		(Restated)	(Restated)
Revenues:
Components	$962,735	$537,756	$477,164
Boards	397,533	450,008	554,528
Other	25,025	28,015	8,673

Consolidated revenues	$1,385,293	$1,015,779	$1,040,365

Capital and intangible assets and goodwill:
Canada	$74,332	$78,842	$54,162
United States	208,764	220,811	297,417
Europe	2,277	4,644	5,071
Asia-Pacific	423	1,214	706

Consolidated capital and intangible assets and goodwill	$285,796	$305,511	$357,356

At August 31, 2003, one customer accounted for 18% of the Company’s consolidated accounts receivable balance (2002 – one customer accounted for 12%). In fiscal 2003, three customers aggregated 40% of consolidated revenues, being 16%, 13% and 11%, respectively (2002 – one customer 21%; 2001 – one customer 19%).

NOTE 17. Commitments

The Company is committed to the following minimum payments related to office premises and license and royalty agreements:

Year ending August 31:	Office premises	License and royalty agreements	Total

2004	$6,128	$16,366	$22,494
2005	6,766	13,725	20,491
2006	6,847	2,819	9,666
2007	6,207	–	6,207
2008	6,252	–	6,252
2009 and thereafter	14,341	–	14,341

NOTE 18. Joint venture

In February 1999, the Company entered into a 50% ownership joint venture agreement for the purpose of constructing a new building facility in Markham, Ontario. The facility was completed in April 2002 and is fully occupied by the Company. The completed cost of this facility amounted to $33.3 million.

The following amounts represent the Company’s proportionate interest in the joint venture:

	2003	2002

Condensed balance sheet information:
Current assets	$1,548	$391
Bank indebtedness	–	(12,015)
Other current liabilities	(941)	(474)
Long-term debt	(10,969)	–

Condensed cash flows:
Financing activities	$(989)	$3,266
Investing activities	–	(2,806)
Operating activities	1,127	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

On May 23, 2001, the joint venture entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. This contract was a forward start pay fixed derivative agreement for a notional amount of Cdn. $38.0 million. The agreement provided for the joint venture to pay a fixed rate of 6.42% in exchange for a floating rate equivalent to one-month Canadian bankers’ acceptances. The Company and the other joint venture partners are guarantors of the credit facility. This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the balance sheet and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense, over the term of the mortgage.

NOTE 19. Supplemental cash flow information

	2003	2002	2001

Supplemental cash flow information:
Interest paid	$1,739	$573	$1,180
Interest received	2,902	4,889	3,507
Income taxes paid	2,127	893	1,500

During fiscal 2002, the Company acquired $16.3 million of capital assets by means of capital lease.

NOTE 20. Canadian and United States accounting policies differences

(a) The following table reconciles the net income (loss) for the year as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated income (loss) for the year that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss) in accordance with Canadian GAAP	$35,229	$(49,079)	$(53,789)
Write-off of purchased in-process R&D (a)(i)	–	(5,300)	–
Amortization of purchased in-process R&D (a)(i)	4,417	883	30,151
Goodwill amortization difference (a)(ii)	–	7,941	7,326
Stock compensation expenses (a)(iii), (a)(iv)	(25,486)	997	(1,694)
Tax effect of stock options exercised (a)(vi)	(2,083)	(1,868)	(346)
Loss on hedging transaction (a)(v)	94	(1,365)	–

Net income (loss) in accordance with U.S. GAAP	$12,171	$(47,791)	$(18,352)

Net Income (loss) per share in accordance with U.S. GAAP:
Basic	$0.05	$(0.20)	$(0.08)
Diluted	0.05	(0.20)	(0.08)

Weighted average number of shares (000’s)
Basic	238,251	234,895	230,880
Diluted	244,353	234,895	230,880

(i) Under Canadian GAAP, purchased in-process R&D is capitalized and amortized over its estimated useful life. Asset recoverability is reviewed on an ongoing basis. Under U.S. GAAP, purchased in-process R&D is written off at the time of acquisition.

(ii) Under Canadian GAAP, the aggregate purchase price of ArtX was approximately $453.0 million, which was based on the average closing market price of the Company’s common shares around April 4, 2000 (the closing date of the transaction) and merger-related costs. Under U.S. GAAP, the aggregate purchase price of ArtX was approximately $414.0 million, which was based on the average closing market price of the Company’s common shares around February 16, 2000 (the date of the announcement of the transaction) and merger-related costs. As a result, the recorded amount of goodwill and related amount of amortization expense differ. Pursuant to the adoption of new accounting standards, effective September 1, 2002, the Company discontinued amortization of all existing goodwill under both Canadian and U.S. GAAP.

(iii) Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(iv) Under U.S. GAAP, the intrinsic value of the stock options issued under the incentive plan entered into in July 2002 (note 11) is calculated as the increase in the Company’s stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

(v) Under Canadian GAAP, loss on a hedging transaction is allowed to be amortized over the term of the mortgage. Under U.S. GAAP, loss on a hedging transaction is written off when the hedge is determined to be ineffective.

(vi) The Company accounts for its share options under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Accordingly, compensation expense for its share option plans, based on the intrinsic value, has been recorded in the consolidated statements of operations and retained earnings for the years ended August 31, 2003, 2002 and 2001. Had compensation expense for the Company’s share option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), the Company’s loss and loss per share would have been reported as the pro forma amounts indicated in the table below:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss) in accordance with U.S. GAAP,
as reported above	$12,171	$(47,791)	$(18,352)
Stock compensation (a)(iii)	25,486	(997)	1,694
Pro forma adjustment for SFAS 123	(16,700)	(17,000)	(14,100)

Pro forma net income (loss)	$20,957	$(65,788)	$(30,758)

Pro forma net income (loss) per share:
Basic	$0.09	$(0.28)	$(0.13)
Diluted	0.09	(0.28)	(0.13)

The weighted average estimated fair values at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2003, 2002 and 2001 were $2.65, $9.15 and $1.92 per share option, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	3.1%	3.5%	4.0%
Volatility factor	71.1%	73.0%	50.0%
Weighted average expected life	4.2 years	4.0 years	2.5 years

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

For the purposes of reporting under U.S. GAAP, the tax benefit associated with deductible stock option compensation is treated as an increase in share capital. For reporting under Canadian GAAP, if compensation costs are not recorded, the income tax benefit is treated as a reduction to the income tax provision.

(b) The following table indicates the differences between the amounts of certain balance sheet items determined in accordance with Canadian and U.S. GAAP:

	2003			2002

	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference

				(Restated)	(Restated)
Assets:
Prepayments and sundry
receivables (a)(v)	$30,482	$31,753	$(1,271)	$21,806	$21,806	$–
Intangible assets (a)(i)	8,811	8,811	–	17,441	21,858	(4,417)
Goodwill (a)(ii)	170,367	190,095	(19,728)	168,087	187,815	(19,728)

Liabilities and
shareholders’ equity:
Accrued liabilities (a)(v)	136,709	136,709	–	50,786	49,421	1,365
Share capital	563,461	582,454	(18,993)	540,401	561,477	(21,076)
Contributed surplus	31,038	4,855	26,183	5,327	4,630	697
Retained earnings	103,320	104,026	(706)	91,149	68,797	22,352
Currency translation
adjustments	(19,209)	8,274	(27,483)	(19,209)	8,274	(27,483)

(i) Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.

Although the adoption of proportionate consolidation has no impact on net income or shareholders’ equity, it does increase assets, liabilities, revenues, expenses and cash flow from operations from those amounts otherwise reported under U.S. GAAP. This is not reflected in the table of certain balance sheet items disclosed above.

(ii) Additional disclosures as required in accordance with U.S. GAAP:
(1)	As at August 31, 2003, the consolidated accounts receivable provision for returns and doubtful accounts was approximately $12.3 million (2002 – $7.9 million).
(2)	As at August 31, 2003, sales rebate payable represents 17% of total consolidated current liabilities (2002 – 7%).
(3)	For the year ended August 31, 2003, the net foreign exchange gain was approximately $0.8 million (2002 – loss of $0.4 million; 2001 – loss of $1.9 million).

(iii) Comprehensive income:

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”), requires disclosure of comprehensive income, which includes reported net income adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive income (loss) and its components:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss) in accordance with U.S. GAAP	$12,171	$(47,791)	$(18,352)
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities (1)	–	–	(4,159)
Unrealized loss on interest rate swap contract (2)	–	510	(510)
Reclassification adjustment	–	439	–

Comprehensive income (loss)	$12,171	$(46,842)	$(23,021)

(1)	U.S. GAAP requires investments in marketable securities available for sale to be recorded at market value and all unrealized holding gains and losses reflected in shareholders’ equity. Under Canadian GAAP, long-term investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increases in value being recognized only when realized.

(2)	During fiscal 2001, CVRH, the joint venture in which the Company has 50% ownership, entered into an interest rate swap contract (note 18), which was designated as a cash flow hedge for the interest rate risk applicable to its expected future mortgage requirement. Under Canadian GAAP, the hedging instrument is treated as an off-balance sheet item until it closes. Under U.S. GAAP, hedging instruments must be measured at fair value. The unrealized gain or loss arising from changes in fair value of the interest rate swap contract is recognized in other comprehensive income to the extent it is effective; the ineffective portion, if any, is reported in income currently. In the third quarter of fiscal 2002, the interest rate swap was deemed ineffective and reported in income since the actual closing date of the financing differed from the period covered by the interest rate swap.

(c) New United States accounting pronouncements
(i) In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(ii) In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing variable interest entities as of the beginning of the Company’s fiscal year beginning September 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, to consolidate that variable interest entity. For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

NOTE 21. Litigation

In addition to the claims and proceedings, as described in note 15, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

NOTE 22. Subsequent event

On September 2, 2003, the Company announced the acquisition of certain assets of AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.0 million.